FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of July, 2002


                         Brazilian Distribution Company
                 -----------------------------------------------
                 (Translation of Registrant's Name Into English)

                          Av. Brigadeiro Luiz Antonio,
                          3126 Sao Paulo, SP 01402-901
                                     Brazil
                                     ------
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                             Form 20-F X   Form 40-F
                                      ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes     No  X
                                     ---    ---

                           [GRUPO PAO DE ACUCAR LOGO]

                   COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)
                              Publicly-Held Company
                         CNPJ/MF No. 47.508.411/0001-56


                               PUBLIC ANNOUNCEMENT

Pursuant to the provisions of paragraph 4 of article 157 in Law 6404/76 and the provisions in Instruction 358/02 of the Brazilian Securities and Exchange Commission (Comissao de Valores Mobiliarios), Companhia Brasileira de Distribuicao informs its stockholders and investors that:

1. CBD has celebrated, on June 30, 2002, with HERMES - SOCIEDADE DE INVESTIMENTOS MOBILIARIOS E IMOBILIARIOS, LDA. and JERONIMO MARTINS, SGPS, SA, a Quota Purchase and Sale Agreeement ("Contrato de Compra e Venda de Quotas") and under this contract CBD acquired the totality of the quotas representing the capital stock of JERONIMO MARTINS DISTRIBUICAO BRASIL LTDA., which operates Se Supermercados in the state of Sao Paulo ("Se Supermercados").

2. The price paid by CBD for the acquisition of the SE SUPERMERCADOS chain was R$250,578,000.00 (two hundred and fifty million, five hundred and seventy-eight thousand reais). The amount of the working capital to be determined in the balance sheet of June 30, 2002 will be added to the purchase price. The company is being acquired with financial debts totaling R$124,400,000.00 (one hundred and twenty four million, four hundred thousand reais).

3. It's important to note that the price mentioned above includes 12 significant real estate properties belonging to Se Supermercados, which market value is estimated at R$70 million, which represents an innovation regarding the acquisitions previously made by CBD. Additionally, tax savings can be generated from the acquisition, which justify and support this transaction, and synergies will be generated from the future conversion of the acquired stores to the banners PAO DE ACUCAR, BARATEIRO and EXTRA.

4. The Se Supermercados chain currently operates 60 stores in 20 cities in the state of Sao Paulo, including the City of Sao Paulo, with gross revenue of R$1.044 billion in 2001. The acquisition of Se Supermercados will allow the consolidation of CBD in the leading position in the retail market and the reinforcement of its strong presence in the State of Sao Paulo.


                            Sao Paulo, July 1st, 2002




                               AYMAR GIGLIO JUNIOR
                           Investor Relations Director


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
COMPANHIA BRASILEIRA DE DISTRIBUICAO                        THOMSON FINANCIAL INVESTOR RELATIONS

Aymar Giglio Junior                                         Doris Pompeu
Investor Relations Director                                 Phone: 55 (11) 3848 0887 ext.208
Fernando Tracanella                                         E-mail: doris.pompeu@thomsonir.com.br
Investor Relations Manager
Phone: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677
Email: pa.relmerc@paodeacucar.com.br

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

                   Website: http://www.grupopaodeacucar.com.br


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Statements included in this report regarding the Company's business outlook and anticipated financial and operating results. regarding the Company's growth potential. constitute forward-looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market. general economic performance of the home country. industry and international markets. therefore they are subject to change.
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
                                   SIGNATURES



     Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          COMPANHIA BRASILEIRA DE DISTRIBUICAO





Date: July 2, 2002                        By: /s/ Augusto Marques da Cruz Filho
                                              ----------------------------------
                                          Name: Augusto Marques da Cruz Filho
                                          Title: Chief Financial Officer



                                          By: /s/ Aymar Giglio Junior
                                              ----------------------------------
                                          Name: Aymar Giglio Junior
                                          Title: Investor Relations Officer